  Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Silver Elephant Closes First Tranche of Private Placement for Gross Proceeds of $918,199

Vancouver, British Columbia, September 23, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that, further to its news release dated September 6, 2021, it has closed the first tranche (the “Closing”) of its previously announced private placement offering of 15,000,000 common shares of the Company (“Shares”) at a price per Share of $0.22 for aggregate gross proceeds of $3,300,000 (the “Offering”). Pursuant to the Closing, the Company issued an aggregate of 4,173,632 Shares for aggregate gross proceeds from the Closing of $918,199.

In connection with the Closing, the Company paid $46,872 in cash and issued 213,054 common share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one common share of the Company at a price of $0.26 until September 22, 2022.

The securities issued in connection with the Closing are subject to a regulatory hold period expiring on January 23, 2022.

The Closing proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes.

The Company expects to close the final tranche of the Offering on or before October 15, 2021.

The Company further announces that pursuant to the terms of the Company’s Share-Based Compensation Plan as approved at its Annual General Meeting of shareholders held on September 10, 2021, it has granted in aggregate, 6,500,000 incentive stock options (the “Options“), to certain directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.26 per Common share for a term of five years expiring on September 22, 2026 and vest at 12.5% per quarter for the first two years following the date of grant.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Offering have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.